Serial Meeting of Holders

of 6.25% Convertible Unsecured Subordinated Debentures

due April 30, 2011 (the “2011 Debentures”)

of Paramount Energy Trust

December 8, 2009

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

The following matter was put to vote by ballot, which includes votes cast in person and by proxy:

The approval of an extraordinary resolution providing for certain amendments to the terms of the 2011 Debentures as set out in the management information circular dated October 15, 2009 and the supplemental management information circular dated November 24, 2009.

Outcome of Vote	Votes For	Votes Against	Votes Abstained
Carried	35,768,000	17,561,000	193,000